[TranSwitch Logo]

NEWS RELEASE

TranSwitch Corporation Announces

the Base Share Amount and Auto-Conversion Price for its Plus Cash Notes

(Shelton, CT) September 22, 2003 – TranSwitch Corporation (NASDAQ: TXCC) announced today that a conversion consideration determination period for its exchange offer of new 5.45% Convertible Plus Cash NotesSM due September 30, 2007 has concluded.

Pursuant to the terms of the exchange offer, the base share amount and the auto-conversion price is to be fixed as of the second trading day immediately preceding the expiration date of the exchange offer, which will be September 24, 2003, unless extended by TranSwitch as permitted by the terms of the exchange offer.

Each Plus Cash Note will be convertible into 182.71 shares of TranSwitch common stock (the base share amount) plus $500 in cash, which TranSwitch may elect to pay with shares of its common stock under certain circumstances. TranSwitch may auto-convert the Plus Cash Notes any time the closing price of its common stock exceeds $5.47 for 20 trading days during any consecutive 25 trading day period, subject to the terms of the Plus Cash Notes.

The base share amount was determined by dividing (i) the result of subtracting the $500 plus cash amount from $952.38, by (ii) the simple average of the closing bid price of TranSwitch’s common stock on September 16, 17, 18, 19 and 22, 2003. The auto-conversion price was determined by dividing (i) the result of subtracting the $500 plus cash amount from $1,500 by (ii) 182.71, which is the number of base shares.

On August 27, 2003, TranSwitch commenced an offer to exchange up to $94.1 million aggregate principal amount of its new convertible Plus Cash Notes for up to $114.1 million aggregate principal amount of its currently outstanding 4½% Convertible Notes due 2005 (the “exchange offer”). The Company is also offering holders of its existing notes the option to indicate their interest to purchase for cash up to an additional $20 million of the Plus Cash Notes (the “new money offering”).

TranSwitch Corporation Announces the Base Share Amount  and Auto-Conversion Price for its Plus Cash Notes

The exchange offer is scheduled to expire at 12:00 midnight, New York City time (EST), on September 24, 2003, unless extended.

U.S. Bancorp Piper Jaffray Inc., is serving as the dealer manager for the exchange offer and placement agent for the new money offering. U.S. Bank National Association is serving as the exchange agent. A prospectus for the exchange offer and new money offering is available free of charge from the information agent, Georgeson Shareholder Communications Inc., 17 State Street, 10th Floor, New York, New York 10004 (800-723-8038). The prospectus related to the exchange offer and new money offering and the letter of transmittal and other materials related to the exchange offer may also be obtained free of charge at the SEC’s website (www.sec.gov).

A tender offer statement, combined registration statement (and the prospectus included therein), a related letter of transmittal and other offer documents relating to these securities have been filed with the Securities and Exchange Commission but the registration statement has not yet become effective. These documents contain important information that should be read carefully before any decision is made with respect to the exchange offer or the new money offering. These securities may not be exchanged or sold, nor may offers to exchange or offers to buy them be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to exchange, sell, or the solicitation of an offer to buy, the securities, nor shall there be any offer, exchange, solicitation or sale of any securities in any state in which such offer, exchange, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state or other jurisdiction.

TranSwitch Corporation, headquartered in Shelton, Connecticut, is a leading developer and global supplier of innovative high-speed VLSI semiconductor solutions—Connectivity Engines™—to original equipment manufacturers who serve three end-markets: the Worldwide Public Network Infrastructure, the Internet Infrastructure, and corporate Wide Area Networks (WANs). Combining

TranSwitch Corporation Announces the Base Share Amount and  Auto-Conversion Price for its Plus Cash Notes

its in-depth understanding of applicable global communication standards and its world-class expertise in semiconductor design, TranSwitch Corporation implements communications standards in VLSI solutions which deliver high levels of performance. Committed to providing high-quality products and service, TranSwitch is ISO 9001—2000 registered. Detailed information on TranSwitch products, news announcements, seminars, service and support is available on TranSwitch’s home page at the World Wide Website—http://www.transwitch.com.

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Forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements regarding TranSwitch, its operations and its financial results involve risks and uncertainties, including without limitation risks associated with the exchange offer and new money offering, including the possibility that the exchange offer and new money offering may not be consummated; risks of downturns in economic conditions generally and in the telecommunications and data communications markets and the semiconductor industry specifically; risks in product development and market acceptance of and demand for TranSwitch’s products and products developed by TranSwitch’s customers; risks of failing to attract and retain key managerial and technical personnel; risks associated with foreign sales and high customer concentration; risks associated with competition and competitive pricing pressures; risks associated with investing in new businesses; risks relating to TranSwitch’s indebtedness; risks of dependence on third-party VLSI fabrication facilities; risks related to intellectual property rights and litigation; risks in technology development and commercialization; and other risks detailed in TranSwitch’s filings with the Securities and Exchange Commission.

TranSwitch is a registered trademark of TranSwitch Corporation.

For more information contact:

Peter J. Tallian

Chief Financial Officer

TranSwitch Corporation

Phone: 203/929-8810 ext. 2427

Fax: 203/926-9453

www.transwitch.com

Jeffrey Winaker

Managing Director, Convertible Securities

U.S. Bancorp Piper Jaffray

Phone: 415/984-5142

Fax: 415/984-5122

or

Brian Sullivan

Managing Director, Convertible Securities

U.S. Bancorp Piper Jaffray

Phone: 415/984-5144

Fax: 415/984-5122